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Exhibit (a)(2)(xli)

Frequently Asked Questions

Question:	What is a "tender offer"?
Answer:
A tender offer is a prospective buyer's "offer", made to a "target" company's shareholders for a limited period of time, to buy their shares for a fixed price. The target company's shareholders may accept this offer by "tendering" their shares—depositing them in escrow with the buyer's agent until the end of the tender offer. If a sufficient number of shares are tendered and the other conditions set by the prospective buyer are either met or validly waived, then the buyer purchases the tendered shares. If the number of shares tendered does not meet the minimum condition of the buyer's offer, there is no sale and the shares are returned to the tendering shareholders.

Sanofi-Synthélabo's "tender offer" for Aventis shares also is referred to as an "exchange offer" because Sanofi is offering principally Sanofi shares in addition to a cash component in exchange for Aventis shares.
Question:	What are the terms of Sanofi's revised U.S. exchange offer?
Answer:
Sanofi-Synthelabo S.A. is offering to exchange 1.6667 Sanofi ADRs and the U.S. dollar equivalent of € 20.00 in cash for each Aventis ADR (10 Sanofi ADRs and € 120.00 in cash for every 6 Aventis ADRs), which Sanofi calls the "standard entitlement". Sanofi also is offering an "all stock election" of 2.3478 Sanofi ADRs for each Aventis ADR, and an "all cash election" of the U.S. dollar equivalent of € 68.93 for each Aventis ADR. The "all stock" and "all cash" elections are limited, however, by a condition that 71% of all Aventis ADRs tendered must be exchanged for Sanofi ADRs and 29% must be exchanged for cash, which makes it unlikely that all Aventis ADR holders will receive the precise form of consideration they elect.
Question:	The Annual Meeting of Aventis shareholders on June 11, 2004, will be asked to approve a dividend of € 0.82 per Aventis share. Will this affect Sanofi's tender offer?
Answer:
Yes. Sanofi's tender offer provides for an adjustment of the consideration payable to tendering Aventis share/ADR holders if Aventis shareholders approve the proposed cash dividend on Aventis shares. This is because holders of the shares/ADRs before the closing of the tender offer (and not Sanofi) will receive the dividend. If the Annual Meeting of Aventis shareholders approves the proposed dividend, the value of Sanofi's tender offer will be reduced by the equivalent of € 0.82 per Aventis share/ADR, as follows: the "Standard Entitlement" will be 0.8333 Sanofi shares (or 1.6667 Sanofi ADRs) and € 19.18 cash (vs. € 20.00) for each Aventis share/ADR; the "all stock election" will be 1.1600 Sanofi shares (2.3200 Sanofi ADRs) per Aventis share/ADR (vs. 1.1739 per share and 2.3478 per ADR); and the "all cash election" will be € 68.11 cash (vs. € 68.93) per Aventis share/ADR.
Question:	Who decides whether to tender the Aventis ADRs held in the Savings Plan Aventis Fund?
Answer:
The Savings Plan Trust is the legal owner of the Aventis ADRs in the Aventis Fund, and the trustee (T. Rowe Price Trust Company) will act on behalf of participants to tender, or not tender, the shares with respect to the Aventis ADRs in the Aventis Fund. The Aventis Savings Plan Investment Committee has directed T. Rowe Price to "pass through" the tender offer to participants in the Aventis Fund.
Question:	What does it mean to "pass through" the tender offer to the Aventis Fund participants?

Answer:
This means that Aventis Fund participants are given the opportunity to instruct T. Rowe Price whether to tender the Aventis ADRs represented by their respective interests in the Aventis Fund. T. Rowe Price will tender (or not tender) the Aventis Fund's Aventis ADRs according to the instructions of the participants. The terms of the Trust require T. Rowe Price to tender all Aventis ADRs for which it does not receive instructions, in addition to the Aventis ADRs for which it receives instructions to tender.
Question:	What should I do if I submitted instructions to T. Rowe Price in response to Sanofi's initial offer and I now wish to change my instructions? Will my previous instructions be disregarded?
Answer:
All instructions received previously by T. Rowe Price in response to Sanofi's original offer are now NULL AND VOID and have been DISCARDED. If you wish to tender your ADRs and receive the "standard election" consideration, you need not take any action. All ADRs for which no instructions are received will be tendered by T. Rowe Price for the "standard election" consideration. If you wish NOT to tender your ADRs, or if you wish to choose consideration in a form other than the "standard election", you must submit instructions.
Question:	What will happen to the "consideration" (Sanofi ADRs and cash) received by the Aventis Fund if the Offer is successful?
Answer:
The Committee currently intends that if the Offer is successful, Sanofi ADRs will be immediately exchanged out of the Aventis Fund into a new Sanofi ADR Fund and any cash from Sanofi will be immediately exchanged out of the Aventis Fund into the Stable Value Fund.
Question:	Can I exchange my account balances in the Aventis Fund for another Savings Plan Fund?
Answer:
Yes. You can continue making exchanges into and out of the Aventis Fund at the present time, subject, of course, to the insider trading guidelines with respect to the Aventis Fund, described in the Benefits and Compensation Handbook on page 239, and to applicable excessive trading limitations. If you leave the Aventis Fund entirely and have no Aventis Fund balance as of the deadline, any instruction you have submitted will not be considered. At some point, trading in the Aventis Fund will be suspended for a brief period of time to process tender instructions. You will be notified of any such suspension in advance.
Question:	Can I continue to exchange other fund balances into the Aventis Fund?
Answer:
Yes, until trading is suspended to process tender instructions. In addition, the Aventis Fund may be closed to new participants beginning a few weeks before the end of the Offer period. Information on this date will be voiced on the PAL at 800-839-1907 and posted on rps.troweprice.com.
Question:	Will my regular 401(k) contributions that are directed into the Aventis Fund continue to be made?
Answer:	Yes, unless and until you change your investment direction, except when trading in the Aventis Fund is suspended.
Question:	When will trading in the Aventis Fund be suspended?
Answer:
A "blackout" of transactions in the Aventis Fund is anticipated for a brief period shortly before the end of the Offer period to permit processing of tender instructions. The blackout will last only a few business days for those participants instructing T. Rowe Price not to tender.
Question:	What will happen during the blackout period?
Answer:
No exchanges into or out of the Aventis Fund will be permitted during the blackout period. Regular 401(k) contributions scheduled to be posted to the Aventis Fund during this time will be posted to the Savings Plan Stable Value Fund.

Question:	When will the blackout end?
Answer:
Once the participant tender instructions are tabulated and transmitted to Sanofi's exchange agent (expected to be only a few business days), the blackout will be lifted for participants in the Aventis Fund who instructed T. Rowe Price not to tender their Aventis ADRs. For participants who elected to tender, the blackout will continue until the tender offer is completed or abandoned.

However, until the blackout ends for all participants in the Aventis Fund, any Aventis Fund activity for "non-tendering" participants will have to be processed through the PAL (800-839-1907). "Tendering" participants in the Aventis Fund will continue to be subject to the blackout, and any contributions that would have been invested in the Aventis Fund will be directed to the Stable Value Fund.
Question:	How long will the blackout period last for tendering participants?
Answer:
It is not clear at this time how long the blackout period will last for participants who elect to tender. If the tender offer is successful, the blackout may terminate within a few days after the Savings Plan receives Sanofi shares. If the tender offer is not successful, the blackout period would be lifted as soon as Sanofi's exchange agent returns Aventis ADRs to T. Rowe Price.
Question:	What if I don't want my contributions directed to the Stable Value Fund during the blackout period?
Answer:	You will be able to make a mix allocation election change up to the date the blackout period begins to redirect your periodic contributions during the blackout period to the fund of your choosing.
Question:	Will I be able to take a loan, withdrawal or final distribution during the blackout period?
Answer:
During the all-Aventis Fund blackout period, any such actions will be processed to the extent possible. The portion of your Savings Plan account invested in the Aventis Fund must necessarily be excluded if your Aventis ADRs have been tendered, as that portion of your Savings Plan account will not be available for any activity until the blackout ends.

For tendering participants with a continued blackout, a loan, withdrawal or distribution can come only from your account balance in funds other than the Aventis Fund. Loan repayments will be made according to your current mix allocation; if your mix allocation includes the Aventis Fund, that portion of the re-payment will be redirected to the Stable Value Fund. Any final distribution will be followed up with a secondary distribution of your Aventis Fund balance once the blackout period ends.
Question:	How can I determine when this blackout period will start and end?
Answer:	Detailed information about the dates of the blackout period will be posted on rps.troweprice.com. Additionally, it will be voiced on the T. Rowe Price Plan Account Line at 800-839-1907.
Question:
What do I do if I change my mix allocation with respect to the Aventis Fund during the blackout period and wish to begin allocating my 401(k) contributions to the Aventis Fund as soon as possible after the blackout period?
Answer:
If you want to be invested in the Aventis Fund, and/or, if the Offer is successful, in the Sanofi ADR Fund, after the blackout period, call the Plan Account Line (800-839-1907) and make the applicable change to your mix allocation. The Plan Account Line will voice the soonest possible date you can change your mix allocation to include this/these Fund(s) and the deadline by which the change must be made in order to apply the change to the next available payroll contribution.
Question:	What would happen to Aventis ADRs that are instructed not to be tendered?

Answer:
That would depend on the number of Aventis shares Sanofi acquired in the offer. Sanofi could provide a subsequent offering period so that remaining Aventis share/ADR holders will have a chance to tender their shares at the same offering price. Aventis ADR holders who do not tender their Aventis ADRs would remain Aventis ADR holders. However, if Sanofi acquires more than 95% of all Aventis shares/ADRs, French law would permit Sanofi to force the remaining Aventis share/ADR holders to sell or exchange their shares. Additionally, even without acquiring 95% of Aventis' shares/ADRs, Sanofi could cause Aventis to merge into Sanofi, forcing remaining Aventis share/ADR holders to become Sanofi share/ADR holders by operation of law.

If a sufficiently large number of Aventis shares/ADRs remained outstanding, it is possible that trading in Aventis shares/ADRs would continue. However, Sanofi has indicated that, depending on the number of Aventis shares/ADRs remaining, it might consider actions that could negatively affect trading in Aventis shares/ADRs, including "delisting" Aventis shares/ADRs from trading on the principal stock exchanges in France, Germany, and/or the U.S. and discontinuing Aventis' ADR arrangements in the U.S.

If the Committee determines that Plan participants would be disadvantaged by continued investment in Aventis Fund, the Committee may instruct the trustee to convert all remaining interests in the Aventis Fund into interests in the Sanofi ADR Fund or another permitted investment.
Question:
Why is it that if I do nothing to respond to the Sanofi tender offer, the shares in my Aventis ADR Fund account will be tendered by default? Doesn't this conflict with Aventis' position on Sanofi's original hostile offer?
Answer:
The terms of the Savings Plan Trust Agreement require T. Rowe Price to tender shares in the Aventis Fund for which tender instructions are not received. This "default tender" protects Plan participants against the risk that no trading market for untendered Aventis shares will exist after a successful tender offer. When the trust was established several years ago, the expectation was that any tender offer would be "friendly", such as when Rhône-Poulenc and Hoechst formed Aventis in 1999. Thus, in the case of Sanofi's hostile tender offer, the "default tender" conflicted with management's original recommendation. However, the default tender is consistent with management's recommendation regarding Sanofi's revised offer, which is considered "friendly".

Changing or overriding the "default" provision after Sanofi's tender offer announcement might have given Sanofi an issue to use against Aventis in litigation or in discussions with government officials and regulators. Instead, we decided to highlight the "default tender" issue to assure that Aventis Fund participants are aware of it and know what to do to prevent it from affecting their Aventis Fund shares.

Until the deadline for instructing T. Rowe Price, we plan to issue a number of reminders and to take other appropriate actions to maintain visibility and encourage as many participants as possible to submit tender instructions before the deadline.
Question:
In addition to my interest in the Aventis Fund, I own Aventis shares under the Horizon Classic Plan, I participate in Aventis' Dividend Reinvestment Plan for ADRs, and I own some Aventis ADRs through an account with my broker. Can I tender all of my shares together, using the Revised Exchange Offer Instruction Form?
Answer:
No. The Revised Exchange Offer Instruction Form (the green card) can be used only to instruct T. Rowe Price regarding the disposition of your interest in the Aventis Fund. If you own Aventis shares or ADRs outside the Aventis Fund, you should receive tender offer materials from other sources (such as your broker), and you must use those materials to indicate your tender preferences for those shares/ADRs.

Aventis shareholders are advised to read Aventis' Solicitation/Recommendation Statement on Schedule 14D-9 relating to Sanofi's Revised U.S. Exchange Offer, as filed by Aventis with the U.S. Securities and Exchange Commission (the "SEC"), as it contains important information. The Solicitation/Recommendation Statement and other public filings made from time to time by Aventis with the SEC are or will be made available without charge by Aventis and are available without charge from the SEC's website at www.sec.gov.

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  Exhibit (a)(2)(xli)
Frequently Asked Questions